FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITES EXCHANGE ACT OF 1934

                         For the month of December 2000

   (containing quarterly information for the quarter ended September 30, 2000)

                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel

                               011-972-9-863-6888
                    (Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X           Form 40-F
                                 -----                  -----

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                No    X
                                 -----              ------

                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

                                      INDEX

PART I.           FINANCIAL INFORMATION

         Item 1.  Financial Statements

                  Condensed Consolidated Balance Sheets at

                  December 31, 1999 (Audited) and September 30, 2000 (Unaudited)

                  Condensed Consolidated Statements of Operations for the Three and Nine months ended September 30, 2000 and 1999 (Unaudited)

                  Condensed Consolidated Statements of Cash Flows for the Nine months ended September 30, 2000 and 1999 (Unaudited)

                  Note to Condensed Consolidated Financial Statements
                  (Unaudited)

         Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


PART II. OTHER INFORMATION

         Item 3.   Information Incorporated by Reference

         Item 4.  Exhibits

                  Exhibit     Description of Document
                  -------     -----------------------

                  1 October 25, 2000 Press Release: "Commtouch Reports Record Third Quarter Revenue of $8.1 Million"


Signatures

Exhibit Index

PART I.  FINANCIAL INFORMATION

Item 1.           Financial Statements

                             COMMTOUCH SOFTWARE LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                     September 30,  December 31,
                                                           2000         1999
                                                         ---------    ---------
                                                       (unaudited)


ASSETS
Current assets:
  Cash and cash equivalents                              $  33,654    $  65,996
  Marketable securities                                      8,589       18,050
  Trade receivables                                          6,907        2,378
  Prepaid marketing expenses                                   150        4,508
  Prepaid expenses and other accounts receivable             3,889        1,648
                                                         ---------    ---------
          Total current assets                              53,189       92,580
Other assets                                                 2,292        1,608
Long-term investment                                         7,025         --
Property and equipment, net                                 20,232        6,148
                                                         ---------    ---------
                                                         $  82,738    $ 100,336
                                                         =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of bank loans and capital leases              62          120
  Accounts payable                                           2,598        1,510
  Employees and payroll accruals                             1,590        1,032
  Other liabilities and accrued expenses                     2,961        1,865
                                                         ---------    ---------
          Total current liabilities                          7,211        4,527
                                                         ---------    ---------
Long-term portion capital leases                                24           44
Accrued severance pay                                          983          453
                                                         ---------    ---------
                                                             1,007          497
                                                         ---------    ---------

Minority interest                                              132         --
                                                         ---------    ---------
Shareholders' equity:
  Ordinary shares                                              219          213
  Additional paid-in capital                               139,291      133,403
  Deferred compensation                                     (3,491)      (5,779)
  Notes receivable from shareholders                        (4,148)      (1,060)
  Unrealized holding gains (losses)                             (3)          63
  Accumulated deficit                                      (57,480)     (31,528)
                                                         ---------    ---------
          Total shareholders' equity                        74,388       95,312
                                                         ---------    ---------
                                                         $  82,738    $ 100,336
                                                         =========    =========


The accompanying note is an integral part of these condensed consolidated financial statements.


                                                       COMMTOUCH SOFTWARE LTD.
                                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                              (In thousands, except per share amounts)

                                                                         Three Months Ended                  Nine Months Ended
                                                                            September 30,                      September 30,
                                                                     --------------------------          ---------------------------
                                                                            (unaudited)                          (unaudited)
                                                                       2000              1999              2000              1999
                                                                     --------          --------          --------          --------
Revenues:
  Email services                                                     $  6,246          $  1,117          $ 16,429          $  2,015
  Licenses                                                              1,870              --               1,870              --
                                                                     --------          --------          --------          --------
           Total revenues                                               8,116             1,117            18,299             2,015
                                                                     --------          --------          --------          --------

Cost of revenues:
  Email services                                                        3,025             1,043             7,930             2,083
                                                                     --------          --------          --------          --------
            Total cost of revenues                                      3,025             1,043             7,930             2,083
                                                                     --------          --------          --------          --------
Gross profit (loss)                                                     5,091                74            10,369               (68)
                                                                     --------          --------          --------          --------
Operating expenses:
  Research and development                                              2,561               857             6,824             1,707
  Sales and marketing                                                   6,587             2,368            17,737             4,339
  General and administrative                                            3,184             1,345             7,866             2,645
  Amortization of prepaid marketing expense                               476             1,464             4,358             1,464
  Amortization  of  deferred  compensation (1)                            763             1,096             2,288             2,495
                                                                     --------          --------          --------          --------
          Total operating expenses                                     13,571             7,130            39,073            12,650
                                                                     --------          --------          --------          --------
Operating loss                                                         (8,480)           (7,056)          (28,704)          (12,718)
Interest and other income, net                                            883               577             2,752               312
                                                                     --------          --------          --------          --------
Net loss                                                             $ (7,597)         $ (6,479)         $(25,952)         $(12,406)
                                                                     ========          ========          ========          ========
Basic and diluted net loss per share                                 $  (0.50)         $  (0.51)         $  (1.70)         $  (2.25)
                                                                     ========          ========          ========          ========
Weighted average number of shares used in
  computing basic and diluted net loss per
  share                                                                15,347            12,719            15,231             5,510
                                                                     ========          ========          ========          ========




                                                                         Three Months Ended                  Nine Months Ended
                                                                            September 30,                      September 30,
                                                                     --------------------------          ---------------------------
                                                                            (unaudited)                          (unaudited)
                                                                       2000              1999              2000              1999
                                                                     --------          --------          --------          --------

(1) Stock-based employee compensation
relates to the following:

  Cost of revenues                                                   $   26            $   37            $   77            $   83
  Research and development                                               71               102               213               232
  Sales and marketing                                                   199               286               597               651
  General and administrative                                            467               671             1,401             1,529
                                                                     ------            ------            ------            ------
                     Total                                           $  763            $1,096            $2,288            $2,495
                                                                     ======            ======            ======            ======

          The accompanying note is an integral part of these condensed consolidated financial statements.


                                                       COMMTOUCH SOFTWARE LTD.
                                           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                           (In thousands)

                                                                                                                Nine Months
                                                                                                                   ended
                                                                                                               September 30,
                                                                                                    --------------------------------
                                                                                                                (unaudited)
                                                                                                       2000                  1999
                                                                                                    --------               --------
Cash flows from operating activities:
  Net loss                                                                                          $(25,952)              $(12,406)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
     Depreciation and amortization                                                                     4,187                    963
     Amortization of deferred compensation and warrants
       issued  for  service  received  and bank line of
       credit                                                                                          2,288                  2,855
     Amortization of prepaid marketing expenses                                                        4,358                  1,464
     Loss from sale of asset                                                                            --                        3
     Increase in trade receivables                                                                    (5,196)                (1,368)
     Increase in other accounts  receivable and prepaid
        expenses                                                                                      (2,241)                  (812)
     Increase (Decrease) in accounts payable                                                            (112)                   473
     Increase in other liabilities                                                                       725                  1,063
     Increase in deferred revenue                                                                        752                    361
     Increase (Decrease) in accrued severance pay, net                                                   250                    (43)
                                                                                                    --------               --------
       Net cash used in operating activities                                                         (20,941)                (7,447)
                                                                                                    --------               --------
Cash flows from investing activities:
  Maturity/(purchase)  of available for sale marketable
securities                                                                                             9,395                 (4,891)
  Purchase of long-term investments                                                                   (7,025)                  --
  Long-term deposits                                                                                    (227)                  --
  Sale of property and equipment                                                                        --                       13
  Purchase of property and equipment                                                                 (16,404)                (4,096)
                                                                                                    --------               --------
       Net cash used in investing activities                                                         (14,261)                (8,974)
                                                                                                    --------               --------
Cash flows from financing activities:

  Short-term bank line of credit, net                                                                   --                   (1,328)
  Payment of notes receivable                                                                             20                     54
  Payment of capital lease                                                                               (78)                   (82)
  Proceeds from issuance of shares                                                                     1,696                 84,651
  Proceeds from issuance of shares to minority
         interest in subsidiary                                                                        1,090                   --
  Contribution  of minority  interest  of  consolidated
        subsidiary                                                                                       132                   --
                                                                                                    --------               --------
       Net cash provided by financing activities                                                       2,860                 83,295
                                                                                                    --------               --------

Increase (Decrease) in cash and cash equivalents                                                     (32,342)                66,874

Cash  and  cash  equivalents  at the  beginning  of the period                                        65,996                    834
                                                                                                    --------               --------

Cash and cash equivalents at the end of the period                                                  $ 33,654               $ 67,708
                                                                                                    ========               ========


Supplemental disclosure of cash flows activity:
Cash paid during the year:

Interest                                                                                            $     11               $     70
                                                                                                    ========               ========

Ordinary shares issued for notes receivable from
shareholders                                                                                        $  3,108               $  1,202
                                                                                                    ========               ========


                    The accompanying note is an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.
               NOTE TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.       Basis of Presentation:

         The condensed consolidated financial statements have been prepared by Commtouch Software Ltd., without audit, and include the accounts of Commtouch Software Ltd. and its majority-owned subsidiaries (collectively "Commtouch" or "Company"). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at September 30, 2000 and the operating results and cash flows for the reported periods. These financial statements and note should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 1999, which were filed with the Securities and Exchange Commission on the Company's Form 20-F as amended.

         The results of operations for the three and nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for future quarters or the year ending December 31, 2000.

Item 2.                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                      FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the condensed consolidated financial statements and the note thereto in Part I, Item 1 of this quarterly report and with Management's Discussion and Analysis of Financial Conditions and Results of Operations contained in the Company's Annual Report on Form 20-F for the year ended December 31, 1999, as amended.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1999, as amended.

Overview

Commtouch Software Ltd. is a leading global provider of outsourced integrated Web-based email and messaging solutions to businesses. Our solutions are flexible, highly customizable and enable us to satisfy the unique email and messaging needs of our customers worldwide. Our customers are large and small businesses who offer our Web-based email through their website to their end users. As of September 30, 2000, we had approximately 260 global customers. Through our customers' sites we serve approximately 16.8 million active emailboxes.

Acquisition

The Company completed the acquisition of Wingra Technologies on December 7, 2000 by issuing 1.59 million shares of its Common Stock. Wingra operates as a wholly owned subsidiary of the Company and will continue to provide its products and services through its varied partnership channels. Wingra develops products and services for corporations and government agencies to enable disparate email and messaging systems to communicate with one another and to facilitate the process of migration from in-house to outsourced solutions.

Long-Term Investments

The Company has made several strategic long-term investments. The investments are recorded at historical cost and management believes the fair value of these investments exceeds their carrying amount.

Minority Interest in Subsidiary

The interest of shareholders other than those of Commtouch Software Ltd. is recorded as minority interest in the accompanying condensed consolidated balance sheet at September 30, 2000. The impact of the minority interest on the accompanying condensed consolidated statement of operations was insignificant for the three and nine months ended September 30, 2000. All intercompany balances and transactions have been eliminated in consolidation.

Results of Operations

The following table sets forth financial data for the three and nine months ended September 30, 2000 and 1999 (in thousands):

                                                  Three Months Ended       Nine Months Ended
                                                      September 30,          September 30,
                                                 --------------------    --------------------
                                                      (unaudited)            (unaudited)
                                                   2000        1999         2000        1999
                                                 --------    --------    --------    --------
Revenues:
  Email services                                 $  6,246    $  1,117    $ 16,429    $  2,015
  Licenses                                          1,870        --         1,870        --
                                                 --------    --------    --------    --------
           Total revenues                           8,116       1,117      18,299       2,015
                                                 --------    --------    --------    --------
Cost of revenues:
  Email services                                    3,025       1,043       7,930       2,083
                                                 --------    --------    --------    --------
           Total cost of revenues                   3,025       1,043       7,930       2,083
                                                 --------    --------    --------    --------

Gross profit (loss)                                 5,091          74      10,369         (68)
                                                 --------    --------    --------    --------


Operating expenses:
    Research and development                        2,561         857       6,824       1,707
    Sales and marketing                             6,587       2,368      17,737       4,339
    General and administrative                      3,184       1,345       7,866       2,645
    Amortization of prepaid marketing expenses        476       1,464       4,358       1,464
    Amortization of deferred compensation             763       1,096       2,288       2,495
                                                 --------    --------    --------    --------
         Total operating expenses                  13,571       7,130      39,073      12,650
                                                 --------    --------    --------    --------
  Operating loss                                   (8,480)     (7,056)    (28,704)    (12,718)
  Interest and other income, net                      883         577       2,752         312
                                                 --------    --------    --------    --------
  Net loss                                       $ (7,597)   $ (6,479)   $(25,952)   $(12,406)
                                                 ========    ========    ========    ========



Comparison of the Three and Nine Months Ended September 30, 2000 and 1999

Revenues. Revenues increased from $1.1 million for the three months ended September 30, 1999 to $8.1 million for the three months ended September 30, 2000. Revenue increased from $2.0 million for the nine months ended September 30, 1999 to $18.3 million for the nine months ended September 30, 2000. One of the key factors contributing to the growth of our revenues for the three and nine months ended September 30, 2000 is the increase in the number of business partners with contracts generating revenue and software license revenue that did not occur in the three and nine month periods ended September 30, 1999. During the third quarter of 2000, only two of our customers contributed more than 10 percent of our revenues. Our firm backlog increased from $29 million at the end of the second quarter of 2000 to $40 million at the end of the third quarter 2000, an increase of 38 percent.

Cost of Revenues. Cost of revenues increased from $1.0 million for the three months ended September 30, 1999 to $3.0 million for the three months ended September 30, 2000 and increased from $2.1 million for the nine months ended September 30, 1999 to $7.9 million for the nine months ended September 30, 2000. Cost of revenues consist primarily of personnel related costs, internet data center services from third party providers, depreciation of equipment, and internet access. The cost of revenues from the sale of software licenses is insignificant. We expect cost of revenues to increase on an absolute basis, primarily as a result of an increase in our revenues, but to decrease as a percentage of revenues due to economies of scale.

Research and Development. Research and development costs increased from $0.9 million for the three months ended September 30, 1999 to $2.6 million for the three months ended September 30, 2000 and from $1.7 million for the nine months ended September 30, 1999 to $6.8 million for the nine months ended September 30, 2000 due primarily to the additional personnel and related costs associated with the development of new service offerings and the related infrastructure. We expect that research and development costs will increase in absolute dollar amounts due to increases in personnel costs related directly to new employees being hired to develop new service offerings, however such costs are expected to decrease as a percentage of revenues.

Sales and Marketing. Sales and marketing expenses increased from $2.4 million for the three months ended September 30, 1999 to $6.6 million for the three months ended September 30, 2000 and increased from $4.3 million for the nine months ended September 30, 1999 to $17.7 million for the nine months ended September 30, 2000 due primarily to additional personnel and related costs and an aggressive worldwide advertising campaign including print media, online advertising, and trade show and conference appearances. If we achieve significant revenue growth, we expect that sales and marketing expenses will start to decline as a percentage of total revenues as we focus on channel sales and continue to support and develop the email service business.

General and Administrative. General and administrative expenses increased from $1.3 million for the three months ended September 30, 1999 to $3.2 million for the three months ended September 30, 2000 and increased from $2.6 million for the nine months ended September 30, 1999 to $7.9 million for the nine months ended September 30, 2000 due primarily to additional personnel and related costs, reserves for uncollectible revenues and the relocation of our subsidiary Commtouch Inc. to larger facilities. We expect general and administrative costs to increase on an absolute basis due to additional personnel and related costs, higher facility costs associated with increased personnel and other costs necessary to support and develop the email service business. We expect that general and administrative expenses as a percentage of total revenues will continue to decline in the next several quarters.

Amortization of the Prepaid Marketing Expenses. Amortization of the prepaid marketing expenses relating to the Go2Net and Microsoft warrants decreased from $1.5 million for the three months ended September 30, 1999 to $0.5 million for the three months ended September 30, 2000 and increased from $1.5 million for the nine months ended September 30, 1999 to $4.4 million for the nine months ended September 30, 2000. The prepaid marketing expense is being amortized using the straight-line method over the minimum term of the commercial agreements with these two companies, or one year. Amortization of these amounts will conclude during Q4 2000.

Amortization of Deferred Compensation. Stock-based employee deferred compensation expenses decreased from $1.1 million for the three months ended September 30, 1999 to $0.8 million for the three months ended September 30, 2000 and from $2.5 million for the nine months ended September 30, 1999 to $2.3 million for the nine months ended September 30, 2000. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years. Amortization of these amounts will conclude during Q3 2003.

Interest and Other Income (Expense), Net. Interest and other income (expense), net increased from a net income of $0.6 million for the three months ended September 30, 1999 to a net income of $0.9 million for the three months ended September 30, 2000 and from a net income of $0.3 million for the nine months ended September 30, 1999 to a net income of $2.8 million for the nine months ended September 30, 2000, due primarily to interest income earned from cash and cash equivalents generated from the initial public offering.

Liquidity and Capital Resources

We have financed our operations principally from the sale of equity securities and to a lesser extent from bank loans and royalty-bearing research and development and marketing grants from the Israeli government. On July 16, 1999, the Company raised $70.8 million, net of underwriters commission ($66.2 million net of expenses), from the public offering (including the exercise of the underwriters' overallotment option) and the private placement that was part of the strategic partnership with Go2Net and Vulcan Ventures. On December 29, 1999 we raised an additional $20.0 million from the sale of ordinary shares to Microsoft Corporation upon the exercise of a warrant issued in connection with an email services agreement with Microsoft. As of September 30, 2000, we had $33.7 million in cash and cash equivalents and $8.6 million in marketable securities.

Net cash provided by financing activities was $2.9 million for the nine months ended September 30, 2000 and primarily consisted of cash received from employees related to the exercise of stock options and proceeds from the minority interest in the majority-owned subsidiary. Net cash used in operating activities was $20.9 million for the nine months ended September 30, 2000 and is comprised of net loss for the nine months, partially offset by depreciation and amortization expenses. Net cash used in investing activities was $14.3 million for the nine months ended September 30, 2000 and consisted primarily of purchases of property and equipment, maturity of available for sale securities, and purchase of long-term investments.

We believe that the existing cash and cash equivalents and cash generated from our operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

As of September 30, 2000 we had net working capital of $46.0 million.

Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed in our Annual Report on Form 20-F, as amended and filed with the Commission in December 2000. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments in two separate plans, and is therefore eligible for certain tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of five to eight years depending on the level of foreign investment in Commtouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise programs, or that the provisions of the law will not change. Moreover, notwithstanding these tax benefits, to the extent we receive income from countries other than Israel, such income may be subject to withholding tax. Since we have incurred tax losses through December 31, 1999, we have not yet used the tax benefits for which we are eligible.

Proposed Tax Reform

On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet has approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. The Company cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

Impact of Inflation and Currency Fluctuations

Most of our sales are in dollars. However, a large portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses, primarily our research and development expenses, is denominated in NIS. For the purposes of our financial statements, costs not effectively denominated in dollars are translated to dollars when recorded, at prevailing exchange rates and will increase if the rate of inflation in Israel exceeds the devaluation of the NIS as compared to the dollar or if the timing of such devaluations lags considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/dollar exchange rate. We might also be affected by the dollar exchange rate to the major European and Asian currencies, due to the fact that we derive revenues from business partners in Europe and Asia.

In recent years (until 1997), inflation in Israel generally exceeded the devaluation of the NIS against the dollar and the Company experienced increases in the dollar cost of its operations in Israel. Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in our 1999 Consolidated Financial Statements in current operations.

The  representative  exchange  rate, as reported by the Bank of Israel,  was NIS
4.024 for one dollar on September 30, 2000.

Qualitative and Quantitative Disclosure about Market Risk

We develop our technology in Israel and provide our services in North America, India, Europe and the Far East. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Our interest expense on our capital lease obligations with a U.S. leasing company is sensitive to changes in the general level of U.S. interest rates. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

PART II. OTHER INFORMATION

Item 3.           Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Item 4.           Exhibits

The exhibits listed on the Exhibit Index, attached hereto, are incorporated by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMMTOUCH SOFTWARE, LTD.
                                ------------------------------------------------
                                                  (Registrant)
Date                            By
 ----------------------------      ---------------------------------------
                                   James E. Collins
                                   Chief Financial Officer

                                  Exhibit Index

Exhibit                               Description of Document
-------                               -----------------------

  1 October 25, 2000 Press Release: "Commtouch Reports Record Third Quarter Revenue of $8.1 Million"